1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 11, 2009

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2009/03/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1. Announcement on 2009/02/11 :	The revision of Chunghwa Telecom’s unaudited revenue for January 2009

2. Announcement on 2009/02/16 :	Chunghwa Telecom holds investor conference

3. Announcement on 2009/02/19 :	Clarification of the report that Chunghwa, Intel and the government plan to form a new joint venture

4. Announcement on 2009/02/24 :	Board of Chunghwa Telecom approved to dismiss Mr. Jung-Ho Lee’s position as senior vice president due to his retirement

5. Announcement on 2009/03/05 :	Announcement of the procurement of Expanded Storage System equipment and installation for OMP

6. Announcement on 2009/03/06 :	Discharge of Representatives of Juristic Person Director

7. Announcement on 2009/03/10 :	Chunghwa Telecom announced its unaudited revenue for February 2009

8. Announcement on 2009/03/10 :	Feb 2009 sales

EXHIBIT 1

The revision of Chunghwa Telecom’s unaudited revenue for January 2009

Date of events: 2009/02/11

Contents:

1. Date of occurrence of the event: 2009/02/11

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of January 2009, total revenue decreased by 3.3% year-over-year to NT$15.39 billion. Operating income for the month was NT$5.26 billion, net income NT$4.33 billion, EPS NT$0.37.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 2

Chunghwa Telecom holds investor conference

Date of events: 2009/02/17

Contents:

1. Date of the investor/press conference: 2009/02/17~2009/02/21

2. Location of the investor/press conference: USA

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/

4. Any other matters that need to be specified: None

EXHIBIT 3

Clarification of the report that Chunghwa, Intel and the government plan to form a new joint venture

Date of events: 2009/02/19

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2009/02/19

3. Content of the report: Chunghwa, Intel and the government plan to form a new joint venture.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa follows its internal procedures to evaluate each investment project. Currently, the company has no comment in this regard.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 4

Board of Chunghwa Telecom approved to dismiss Mr. Jung-Ho Lee’s position as senior vice president due to his retirement

Date of events: 2009/02/24

Contents:

1. Date of occurrence of the event: 2009/02/24

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Senior vice president Jung-Ho Lee will retire on March 1st, 2009.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 5

Announcement of the procurement of Expanded Storage System equipment and installation for OMP

Date of events: 2009/03/05

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Expanded Storage System equipment and installation for OMP

2. Date of the occurrence of the event: 2008/03/06~2009/03/05

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$570,926,648.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HwaCom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with contracts.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Telecommunication equipment.

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 6

Discharge of Representatives of Juristic Person Director

Date of events: 2009/03/06

Contents:

1. Date of occurrence of the change: 2009/03/06

2. Name of juristic-person director/ supervisor: Ministry of Transportion and Communications

3. Name and resume of the replaced person: Yu Cheng; Master of Business Administration degree from National Cheng Chi University.

4. Name and resume of the replacement: Yet to be appointed

5. Reason for the change: resign and discharge from current position

6. Original term (from                      to                     ): 2007/06/15 ~ 2010/06/14

7. Effective date of the new appointment: None

8. Any other matters that need to be specified: None

EXHIBIT 7

Chunghwa Telecom announced its unaudited revenue for February 2009

Date of events: 2009/03/10

Contents:

1. Date of occurrence of the event: 2009/03/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of February 2009, total revenue decreased by 5.5% year-over-year to NT$15.14 billion. Operating income for the month was NT$4.55 billion, net income NT$3.65 billion, EPS NT$0.38. For the first two months this year, operating income was NT$9.81 billion, net income NT$7.97 billion, EPS NT$0.82.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 8

Chunghwa Telecom

March 10, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Feb 2009

1)	Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
Feb	Invoice amount	16,645,704	18,371,685	(-)1,725,981	(-)9.39%
Feb	Invoice amount	33,751,750	36,087,611	(-)2,335,861	(-)6.47%
Feb	Net sales	15,139,546	16,018,813	(-)879,267	(-)5.49%
Feb	Net sales	30,532,214	31,934,411	(-)1,402,197	(-)4.39%

b	Trading purpose: None